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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-58854



 Prospectus Supplement dated January 6, 2006 to Prospectus dated July 14, 2004

                  CORPORATE PROPERTY ASSOCIATES 15 INCORPORATED

               Distribution Reinvestment and Stock Purchase Plan

                                10,000,000 Shares

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated July 14, 2004 (the "Prospectus"). Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise defined herein. A copy of the Prospectus will be provided by Corporate Property Associates 15 Incorporated upon request.

The first paragraph on the cover page of the Prospectus is hereby replaced in its entirety by the following:

         Corporate Property Associates 15 Incorporated, or CPA(R):15, is a Maryland corporation. We have established a Distribution Reinvestment and Stock Purchase Plan, or "the plan" designed to provide existing holders of shares of our common stock with an economical and convenient method to increase their investment by designating the cash distributions on all or a portion of their shares for reinvestment in additional shares through the plan. Some of the significant features of the plan are as follows:

     - Participants may purchase additional shares, if desired, by automatically reinvesting all or a portion of their cash distributions in shares under the plan.

     - Phoenix American Financial Services, Inc. will serve as the plan administrator for the plan. Shares will be purchased by the plan administrator directly from us to fulfill requirements for the plan.

     - You may participate in the plan by contacting the plan administrator who will supply you with the appropriate enrollment forms.

     - Participation in the plan is entirely voluntary, and participants may terminate their participation at any time and have their shares transferred out of the plan account. Shareholders who do not choose to participate in the plan will continue to receive cash distributions, as declared, in the usual manner.

     - Cash distributions are still subject to tax to the extent they constitute dividend income even though reinvested. Following the end of each year, we will provide you with a statement on IRS Form 1099 of distributions made on your shares, the portion that is treated as ordinary dividend income or net capital gain income, the portion that is treated as a non-dividend distribution and any tax withheld.

The first paragraph under the caption "SUMMARY DESCRIPTION OF THE PLAN--PURPOSE OF THE PLAN" is hereby replaced in its entirety by the following paragraph:

         The primary purpose of the plan is to provide current holders of shares with an economical and convenient method of increasing their investment in CPA(R):15 by designating the cash distributions on all or a portion of their shares for reinvestment in additional shares and/or by investing optional cash
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purchases. As shares are purchased from CPA(R):15 under the plan, we will use the proceeds from the sale of shares for acquisitions and general company purposes.

Question 2 under the caption "PARTICIPATION" is hereby replaced in its entirety by the following:

2.       HOW DOES AN ELIGIBLE SHAREHOLDER PARTICIPATE?

         If you have not already elected to participate in our distribution reinvestment plan, you must contact Phoenix American Financial Services, or Phoenix American, the plan administrator who will supply you with the necessary documentation to enroll in the plan. Phoenix American is not affiliated with us. Phoenix American's contact information is as follows: Phoenix American Financial Services, Inc., 2401 Kerner Boulevard, San Rafael, CA 94901-5529 Tel:
1-888-241-3737. Clients of Ameriprise Financial Services, Inc. should consult their financial advisor in order to enroll in the plan.

Question 4 under the caption "DISTRIBUTION REINVESTMENT" is hereby replaced in its entirety by the following:

4.       WHEN WILL DISTRIBUTIONS BE REINVESTED TOWARD THE PURCHASE OF ADDITIONAL
         SHARES?

         Phoenix American will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid by us, except where necessary to comply with applicable securities laws. If distributions are not reinvested within 30 days after the distribution is paid, Phoenix American will distribute the funds to the participants.

5.       HOW WILL REINVESTMENT PURCHASES BE MADE?

         Phoenix American may purchase shares for the accounts of participants directly from CPA(R):15 or in the open market. Since there is no liquid market for our shares, we currently anticipate that purchases will be made directly from us. In making reinvestment purchases, Phoenix American may commingle the funds of one participant with those of other participants in the plan. All shares purchased for you under the plan will be held in your name.

6.       HOW WILL THE PRICE OF SHARES PURCHASED THROUGH THE PLAN BE DETERMINED?

         The price of shares purchased directly from CPA(R):15 through the plan will be equal to the net asset value per share of our common stock as determined by our board of directors from time to time. If an appraisal of the real estate owned by us has been performed, our board of directors' determination of net asset value shall be based upon such appraisal, as increased by the value of our other assets, and reduced by the total amount of our liabilities and, then divided by the total number of outstanding shares of our common stock. Until an appraisal of our real estate assets is performed, or our board of directors make a subsequent determination of net asset value, our board of directors has determined that, for the purpose of purchasing shares through the plan, net asset value is $10.00 per share. Therefore, in this offering shares will initially be purchased at $10.00 per share.

         In the case of purchases made on the open market, the price per share of each participant's account shall be deemed to be the average price of all of the shares purchased with the funds available from the applicable distribution.
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Question 11 under the caption "VOLUNTARY CASH INVESTMENTS" is hereby replaced in its entirety with the following:

11. HOW WILL THE PRICE OF SHARES PURCHASED THROUGH VOLUNTARY CASH INVESTMENTS BE DETERMINED?

The price of shares purchased from us through voluntary cash investments, will be equal to the net asset value per share of our common stock as determined by our board of directors from time to time. If an appraisal of the real estate owned by us has been performed, our board of directors' determination of net asset value shall be based upon such appraisal, as increased by the value of our other assets, and reduced by the total amount of our liabilities and, then divided by the total number of outstanding shares of our common stock. Until an appraisal of our real estate assets is performed, or our board of directors make a subsequent determination of net asset value, our board of directors has determined that, for the purpose of purchasing shares through the plan, net asset value is $10.00 per share. Therefore, in this offering shares purchased through voluntary cash investments will initially be purchased at $10.00 per share.

Question 14 under the caption "COSTS" is hereby replaced in its entirety by the following:

14.      WHAT COSTS ARE ASSOCIATED WITH INVESTMENTS IN THE PLAN?

         You pay no expenses for the administration of the plan.

         We will pay selling commissions and administrative fees related to the purchase of shares directly from us. In connection with purchases from us of shares under the plan by shareholders whose shares are held in brokerage or advisory accounts with investment firms that are parties to selected dealer agreements with us, we will pay Carey Financial selling commissions of not more than 5% of the purchase price per share of the shares purchased through the plan, which is equivalent to $0.50 per share based on the $10.00 offering price. Carey Financial may, in its sole discretion, reallow up to 5% per share of the selling commissions to those selected dealers. Although the plan permits us to pay selling commissions with respect to all purchases, we do not currently intend to pay selling commissions with respect to purchases from us by shareholders whose shares are held in brokerage or advisory accounts with investment firms that are not parties to selected dealer agreements with us.

         To the extent that Phoenix American purchases shares in the open market, we may pay brokerage commissions on your behalf. As previously stated, since there is no liquid market for our shares, we do not currently expect that Phoenix American will purchase shares in the open market.

         Any interest earned on distributions while held by Phoenix American will be paid to CPA(R):15 to defray costs related to the plan.

Question 19 under the caption "TERMINATION OF PLAN PARTICIPATION" is hereby replaced in its entirety by the following:

19.      WHEN WILL A TERMINATION NOTICE BE EFFECTIVE?

         A termination notice will be effective upon receipt by Phoenix American, provided such notice is received not later than the 15th day of the month preceding the month in which the next distribution is paid. Phoenix American may also terminate a participant's account at any time in its discretion by notice in writing mailed to the participant. You will be entitled to a refund of the uninvested portion of any
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voluntary cash investment if written notice is received by Phoenix American not later than two business days prior to the voluntary cash investment date.

         Questions 21 and 22 under the caption "TAX CONSEQUENCES" are hereby replaced in their entirety by the following:

21.      WHAT ARE THE INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN?

         The reinvestment of distributions does not relieve you of any income tax which may be payable on such distributions. The amount of the distribution will be includable in your cost basis of shares purchased. The information return on IRS Form 1099 sent by Phoenix American to you and the IRS following the end of each year and your final account statement for such year will show the amount of distributions paid to you and the tax treatment of the distributions. Any brokerage commissions paid by us on your behalf with respect to shares purchased in the open market will also be included in your gross income as a dividend and will increase your cost basis in the shares purchased. Selling commissions and administrative costs paid by us with respect to the plan should generally not be treated as taxable income to plan participants.

         The income tax consequences for participants who do not reside in the United States may vary from jurisdiction to jurisdiction.

         If you are considering participating in the plan, we urge you to consult your tax advisor regarding the specific tax consequences (including the U.S. federal, state and local tax consequences) to you that may result from your participation in the plan and of potential changes in applicable tax laws.

22. HOW ARE U.S. FEDERAL INCOME TAX WITHHOLDING PROVISIONS APPLIED TO SHAREHOLDERS WHO PARTICIPATE IN THE PLAN?

         If you fail to provide certain U.S. federal income tax certifications in the manner required by law, distributions on your shares and proceeds from the sale of any shares held for your account are subject to U.S. federal income tax withholding, currently at the rate of 28%.

         If you are a foreign shareholder whose distributions are subject to United States income tax withholding at the current statutory rates (or lower treaty rates), the appropriate amount will be withheld and the balance will be used to purchase additional shares.

Questions 27 and 28 under the caption "ADDITIONAL INFORMATION" is hereby replaced in their entirety by the following:

27. HOW WILL MY SHARES PURCHASED THROUGH THE PLAN BE VOTED AT SHAREHOLDERS' MEETINGS?

         In connection with any matter requiring a vote of CPA(R):15 shareholders, you will be entitled to vote all of the whole shares held by you in the plan. Fractional shares will not be voted.


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28.      WHAT ARE THE LIABILITIES OF CPA(R):15 AND PHOENIX AMERICAN UNDER THE
         PLAN?

         Neither CPA(R) :15 nor Phoenix American or any of their officers, directors, agents or employees shall have any responsibility or liability as to the value of CPA(R) :15's shares, any change in the value of the shares acquired for each participant's account, or the rate of return earned on, or the value of, the interest bearing accounts, if any, in which distributions are invested.

         In addition, neither CPA(R) :15 nor Phoenix American or any of their officers, directors, agents or employees, shall be liable under the plan for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (1) arising out of failure to terminate the participant's participation in the plan upon such participant's death prior to the date of receipt of notice or (2) with respect to the time and prices at which shares are purchased for a participant.

         Notwithstanding the foregoing, liability under the U.S. federal securities laws cannot be waived. Similarly, CPA(R) :15 and Phoenix American have been advised that in the opinion of certain state securities commissioners, indemnification is also contrary to public policy and therefore unenforceable.



Question 29 under the caption "ADDITIONAL INFORMATION" is hereby replaced in its entirety by the following:

29.      MAY THE PLAN BE CHANGED OR DISCONTINUED?

         We reserve the right to amend, modify, suspend or terminate the plan at any time by the delivery of written notice to each participant at least 10 days prior to the effective date of such amendment, supplement or termination. We also reserve the right to suspend the plan at any time without notice to the participants.

The Prospectus is hereby supplemented by adding the following new paragraphs after the paragraph entitled "NOTICE TO TEXAS INVESTORS":

                            NOTICE TO OHIO INVESTORS

Ohio investors may only participate in the plan through reinvestment of distributions, and are not eligible to purchase shares with voluntary cash investments.

                            NOTICE TO ALL INVESTORS

W.P. Carey & Co. LLC and Carey Financial, LLC the wholly-owned broker-dealer subsidiary of W.P. Carey & Co. LLC, are currently subject to an SEC investigation into payments made to third party broker dealers in connection with the distribution of REITs managed by W.P. Carey & Co. LLC and other matters. Although no regulatory action has been initiated against W.P. Carey & Co. LLC or Carey Financial, LLC in connection with the matters being investigated, it is possible that the SEC may pursue an action in the future. The potential timing of any such action and the nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could materially affect W.P. Carey & Co. LLC and REITs managed by W.P. Carey & Co. LLC, including us.